Delisting Determination,The Nasdaq Stock Market, LLC,
July 16, 2010, United American Healthcare Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of United American Healthcare
Corporation (the Company), effective at the opening of the trading session on July 26, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5620(a).
The Company was notified of the Staffs determination on July 1, 2010. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on July 12, 2010.